March 12, 2005

via U.S. mail

Mr. Steven J. Janusek
Chief Financial Officer
Reddy Ice Holdings, Inc.
8750 North Central Expressway, Suite 1800
Dallas, Texas 75231

      Re:	Reddy Ice Holdings, Inc.
      	Form S-1 filed February 11, 2005
      File No. 333-122751

Dear Mr. Janusek:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure, wherever it appears in your document.

2. We note that you omit information required by Regulation S-K.
Revise your filing to provide all information other than that specified by Rule 430A under Regulation C. See pages 6, 25, 62 and
101, for example.

3. We will need time to review all new disclosure, including any additional proposed artwork or graphics, the intended price range, the use of proceeds, the number of shares to be repurchased and the resulting ownership breakdown, prior to completing our examination.
Similarly, we will need time to review all omitted exhibits, including the opinion of counsel. You can expedite the review process by providing all this information and all these documents promptly. We may have additional comments.

4. Please provide the estimated per share price range of the offering or supplementally advise us of the proposed price range. You will need to include a definitive price range prior to effectiveness.

5. We remind you that as stated in Securities Act Release No.
5180, a
registrant is "in registration" at least from the time an issuer reaches an undertaking with a broker-dealer to the period of 25-40 days during which dealers must deliver a prospectus. Interviews conducted by your principals during this period may raise Section 5 concerns since they may be selling material. Any selling material outside the statutory prospectus violates the Securities Act unless a final prospectus is delivered prior to or simultaneously with that additional selling material. Please acknowledge the staff`s position in your response.

6. Please ensure that the disclosure on your website is consistent with the disclosure in your prospectus and other filings. For example, we note that the number of manufacturing facilities the company owns or leases and its number of distribution centers stated on the website does not match the numbers stated in the prospectus.

7. Please update your disclosure with each amendment to the most recent practicable date. Also, provide an updated consent from your independent accountant in each subsequently filed amendment.

8. Please eliminate all unnecessary redundancy throughout your prospectus. For example, you repeat much of your discussion of industry overview, competitive strengths and business strategy in the
Summary and again on pages 70 - 76.

Prospectus Cover Page

9. Provide updated and current disclosure throughout the prospectus.
For example, update the status of your application with the New
York
Stock Exchange.

Prospectus Summary, page 1

10. Revise to provide a concise and balanced summary of the material information you disclose elsewhere. The following are examples of necessary changes to this section.

(a) Eliminate the suggestion that you only "highlight" "some" information.
(b) Avoid the use of subjective language, such as "we believe."
(c) If you desire to retain any claims of leadership, briefly explain in context how it was determined and provide us with supplemental support for the claims.
(d) Balance the positive aspects of your business with a discussion of the risks and limitations that could harm your business or inhibit your strategic plans.
(e) Eliminate repetitive disclosure. For example, you repeat leadership claims and your purported reputation at pages 2 - 4.

Where practicable, replace such language with quantifiable data based on objective sources. Unless you can provide objective supplemental support for statements, this type of language and terminology is not appropriate.

11. The disclosures under "Competitive Strengths" and "Business Strategy" are duplications of what is contained on pages 72-73. This section should summarize not repeat later disclosure. The Summary should also be balanced and address any risks associated with those strengths and strategy. Revise accordingly.

Risk Factors, page 13

12. All risk factors should be no longer than one or two short paragraphs. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. Many of your risk factors are too detailed and contain excessive bullet points, for example the one titled "The terms of our new credit facilities...."  Where you discuss
multiple
risks under one caption, break the discussion into separate factors and include appropriate captions for each.

13. In a number of places in the risk factor section you use phrases such as "materially adversely affected" or "negatively affect."
Please revise to add disclosure describing and expressing the specific and immediate effects to the investors.

14. Revise the risk factor subheadings to identify the risk and potential harm concisely. Several captions merely state facts and fail to describe the risk that follows, including without limitation,
"Our dividend policy may change," "We may not be able to utilize our tax assets before they expire" and "Being a public company will increase our expenses and administrative workload."

15. Other captions do not address all the risks that you present in
the risk factor.  Revise the caption or break out separate risks into
separate risk factors. Examples include the possibility that the Reddy Group notes will not be repurchased in a tender offer mentioned under "The terms of our new credit facilities...." at page 15 and the
inability to obtain director and officer liability insurance as discussed in the second full paragraph under "Being a public company...." at page 20.

16. Eliminate language that tends to mitigate the risk you
discuss.
Examples include statements such as "we currently carry product liability insurance that we believe is adequate...."  Instead, focus
on the underlying risk, such as the harm that could result from uninsured loss. If appropriate, you may describe the extent and effect of your insurance coverage elsewhere in your document.



Increases in the prices of electricity,...., page 17

17. We note that significant changes in the prices of electricity, polyethylene, fuel, insurance, or other commodities may have a material adverse effect on your business. Please provide a percentage as to what constitutes an increase that is significant.

Our acquisitions may not be successfully integrated...., page 18

18. To the extent that you have identified any assimiliation issues in the acquisitions you have made to date, identify those.

If we are unable to retain senior executives...., page 18

19. If any of your "key personnel" are not under contract, revise to disclose this.

Risks Relating to Our Common Stock, page 21

20. Please consider including a risk factor explaining that a majority of the proceeds from this offering will be used to repay debt and therefore you do not expect to have proceeds to expand or invest in your business.

Affiliates of Bear, Stearns & Co. Inc....., page 22

21. Please provide more detailed disclosure as to why a conflict of interest may exist due to the underwriters` interest in the successful completion of the offering in addition to the underwriting discounts and commissions they expect to receive. What would be the nature of the conflict?

Special Note Regarding Forward-Looking Statements, page 24

22. Eliminate the suggestion that "will" identifies forward-looking statements.

Use of Proceeds, page 25

23. Revise this section to provide, in tabular and quantified form, the sources and uses of the funds being raised in this offering and the borrowings under the new credit facility.

24. Indicate how you will utilize any funds remaining after you pay your indebtedness and the fees associated with this offering, where will you allocate the additional proceeds.

Dividend Policy and Restrictions, page 26

25. Until you complete the missing blanks from this section, we will not be able to perform a thorough review of your filing. Revise this section to provide a reasonable estimate of the dividend you intend to pay and amounts left blank in the first table.

26. You have not provided the covenants from your new credit facilities and have not provided a definition of Bank EBITDA. It is our position that such information is material for an investor to be able make an informed decision and must be provided prior to effectiveness. Once that information has been determined, we will need a reasonable amount of time for consideration and possible comment.

Estimated Cash Available to Pay Dividends Bases on Estimated
Minimum
Bank EBITDA, page 28

27. Expand the first line of this table to specify the period to which you referring - e.g. for the period ending December 31, 2005.

28. We note that you provided coverage ratios in the last lines of this table. Confirm to us that these are the only coverage ratios under debt instruments that limit your ability to pay dividends.

Net cash provided by operating activities, page 28

29. Explain in the footnote, rather than cross-reference, the term "monitoring fees."

30. It appears the various measures you present on page 29, such as
EBITDA, Bank EBITDA, and cash available to pay dividends, should be prefaced with the caption `Pro Forma.`

Assumptions and Considerations, page 31

31. To the extent known or practicable, quantify the information in the bullets.

	Restrictions on Payments of Dividends, page 32

32. Please expand your disclosures under this heading to address the likelihood that the various matters identified will limit your ability to pay dividends. Also explain the meaning of the terms
"sufficient capacity" and "buildup amount" on page 33.

Unaudited Pro Forma Condensed Financial Information, page 38

33. We note you provide a listing of events included in the pro forma
Statements of Operations for the year ended December 31, 2003, and the nine months ended September 30, 2004. Please include the dates these events took place along with such disclosures.

34. We note that you make reference in your disclosure on page 7 to a stock split. Please provide us with details of your plan to effect the stock split and explain how you intend to address this pending event in the financial information included in the filing.

35. We note your disclosure under point (5) on page 12, indicating you have assumed all of the Reddy Group notes are repurchased in the tender offer. Please expand your disclosure to describe the basis for your assumption and the likelihood that all of the notes will not be repurchased, as well as the effects on your various measures if they are not.

36. We note that under points (m), (n), and (o) that you have included adjustments for the elimination of professional fees, employee bonuses, and the accretion of redeemable common stock warrants related to the Triangle acquisition by Reddy. It appears that these items are nonrecurring charges in the historical financial statements indirectly affected by the transaction which generally would not be eliminated in arriving at pro forma results.

37. We note your disclosure under point (o), indicating that the pro forma adjustment for interest expense on the term loan was calculated with an assumed LIBOR rate of 1.20%, and that you have other adjustments based on a similar assumption. Please expand your disclosure to explain the basis for using this rate. It should be clear how it compares to the prevailing rate in the historical periods, and the terms of your loan agreements.

Management`s Discussion and Analysis..., page 51

Overview

      Predecessor and Successor, page 52

38. We note you have combined the financial results of the Successor and Predecessor entities for the 2003 annual and nine-month periods.
Due to the application of purchase accounting, we generally do not believe the results of operations of the two entities are sufficiently comparable to combine in the manner in which you have described. It appears you may need to restructure your MD&A to base your analysis on the separate results of the Successor and Predecessor entities.

39. Consider shortening your overview. The discussion would be improved for example, if it more concisely presented a discussion of your organization and identified any of the significant matters with which management is concerned when evaluating your financial condition and operating results. In your revision, please consider identifying the material opportunities, challenges and risks on which management is most focused, both on a short and long-term basis. This section should set forth those issues or factors which consistently impact you from period to period but with the specific impact for a given period being addressed later in the discussion of that period. Please refer to FRC 501.12 and Release No. 34-48960 for additional guidance.

Business, page 71

	Selectively Pursuing Acquisitions, page 73

40. Please provide the basis for your conclusion that you successfully integrated Triangle into your operations during 2004.

Legal Proceedings, page 81

41. Quantify the damages sought in the settling litigation resulting from an ammonia release in June 2001 at your Baton Rouge, Louisiana facility.

Principal and Selling Shareholders, page 93

42. Is any selling shareholder a registered broker-dealer or affiliate of a registered broker-dealer? If so, please confirm to us on a supplemental basis that the security holder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the security holder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the reselling security holder as an underwriter. We may have additional comments.

Certain Relationships and Related Transactions, page 95

43. We note that the Reddy Holdings acquired Packaged Ice via Cube in
2003. Describe the terms of that acquisition and provide any disclosures required by Item 404(d) of Regulation S-K.

Material United States Federal Income and Estate Tax
Considerations,
page 107

44. Revise your statement that the reader "should" consult with his/her own tax advisor as the term "should" suggests obligation.
You may replace the admonition with language to the effect that you recommend or encourage that consultation.

Underwriting, page 110

45. Rather than referring to "among" the factors to be considered, identify all material factors that will be used to determine the initial public offering price.

46. We note that your underwriters will engage in an electronic offer, sale or distribution of the shares. Please describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing. Consult Release
Nos. 33-7233 and 33-7289 for guidance.

Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers;
* how offers and final confirmations will be made; and
* the funding of an account and payment of the purchase price.

We may comment further.

47. You indicate that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Identify the underwriters and the websites. If agreements exist outlining these arrangements, provide us a copy of such agreements and describe their material terms. Provide us with copies of all information concerning your company or prospectus that has appeared or will appear on their websites. If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the Internet, promptly supplement your response. We may comment further.

48. Please provide the following information with respect to your directed share program:

(a) Tell us on a supplemental basis the approximate percentage of common stock and dollar value you plan to offer in this program.

(b) Clarify the types and number of parties that will be able to participate in the program, including identifying whether any of these parties are venture capital firms.

(c) Provide a more detailed description of the Directed Share
Program
and the mechanics of the offering.

(d) Specify the party or parties that will administer the program.

(e) Ensure that your beneficial ownership disclosure includes any shares of common stock that may be acquired within 60 days.

(f) Discuss whether the program requires any related party transaction disclosure under Item 404 of Regulation S-K.

(g) Detail the timing and nature of any communications with directed share participants that have occurred or that you plan to make.

(h) Provide us with all materials sent and that you plan to send to potential direct share participants.

(i) Describe in adequate detail any account funding requirements.

We may issue additional comments.

Validity of the Shares, page 116

49. Explain further the reference to the "investment vehicle," providing quantification as appropriate.

Where You Can Find Additional Information, page 124

50. Please note that your disclosure must be materially complete.
Any suggestion to the contrary is not appropriate. Therefore, please delete or revise the third sentence of this section.

Financial Statements, page F-1

	General

51. Tell us whether you plan to update your prospectus with financial information through December 31, 2004. If not, please address the criteria in Rule 3-06(c) of Regulation S-X.

52. We note that you include in your annual audited and quarterly unaudited financial statements information for both the Successor and
Predecessor entities.  Please insert a line between the Successor
and
Predecessor columns to further emphasize the discontinuity that arises from the application of purchase accounting. Also, we believe inserting a double line between columns three and four on page F-
29
would allow readers to more easily distinguish between the three and nine-month information.

      Statement of Operations, page F-4

53. It appears from your disclosures that you have not included depreciation relating to property, plant and equipment in your determination of Gross Profit. Although the guidance in SAB Topic 11:B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to similarly report a measure of gross profit excluding such amounts. Any depreciation and amortization expense that is related to cost of sales may be displayed on a separate line item, however this item must appear before presenting gross profit and be reflected in that metric. Please modify your presentation accordingly.

Consolidated Statements of Cash Flows, page F-7

54. We suggest that you begin your reconciliation with the amount of net income available to common shareholders, consistent with your presentation on page F-31.

Note 3 - Acquisitions, page F-12

55. Please reconcile the total cash consideration of $461.0 million for the purchase by Cube of Packaged Ice, Inc. to the line item "Acquisition of Packaged Ice, Inc., net of cash acquired" amount of
$124.7 million reported in the Statement of Cash Flows on page F-
7.

Note 10 - Capital Stock, page F-20

56. For all stock, options, and warrants granted from the date of your formation through the date of your response, please provide a schedule showing the following information:

* Date of grant
* Number of shares, options and warrants granted
* Person to whom granted, including a description of their relationship to you
* Exercise price of the options and warrants
* Amount of compensation expense recognized and/or deferred

Tell us how you determined the value of each grant. Provide any reports that you prepared in conjunction with your valuations, and any additional information necessary to understand your methodology and the underlying assumptions.

Note 13 - Commitments and Contingencies, page F-24

57. We note your disclosure stating that "an unfavorable result in excess of the available insurance coverage could have a material adverse effect...."  Please expand your disclosure to include the range of reasonable possible loss, and the amount of insurance coverage you have available, so that the extent of your exposure to loss is apparent.

Note 14 - Segment Information, page F-25

58. We note that you have two reportable operating segments, ice products and non-ice products and services. It appears you may need to also disclose segment assets to comply with the guidance in paragraph 27 of SFAS 131.


Part II

Exhibits

59. Please note that all exhibits are subject to our review.
Accordingly, with your next amendment, please file all omitted exhibits.

Closing Comments

      Please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      No other review of the registration statement has been made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

      Please direct questions regarding accounting issues and
related
disclosures to Traci Towner at (202) 824-5673 or, in her absence, to
Karl Hiller at (202) 942-1981  Direct questions relating to all other
disclosure issues to Jason Wynn, at (202) 824-5665 or, in his
absence, to the undersigned at (202) 942-1870.   Direct all
correspondence to the following ZIP code:  20549-0405.



							Sincerely,



							H. Roger Schwall
							Assistant Director

cc:	T. Towner
	J. Davis
      J. Wynn
	K. Hiller

      via facsimile

	Roger Meltzer, Esq.
      John Papachristos, Esq.
      Cahill Gordon & Reindel LLP
            (212) 269-5420

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Reddy Ice Holdings, Inc.
March 12, 2005
page 12


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE